IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

04031373

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWALT, INC.
(Exact Name of Registrant as Specified in Charter)

~~001265918~~ 1269518
(Registrant CIK Number)

Form 8-K for May 26, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-110343
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
MAY 28 2004
THOMSON
FINANCIAL

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on May 26, 2004.

CWALT, INC.

By: [signature]
Name: Darren Bigby
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY BEAR, STEARNS & CO. INC.

for

CWALT, INC.

ALTERNATIVE LOAN TRUST 2004-9T1
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2004-9T1

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. *Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.*

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current)
and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modelling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis,
which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the
value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

STATEMENT REGARDING CBO PRICING

The security evaluation set forth above has been provided at your request as an accommodation to you. We believe it represents an estimate of value given stable market conditions and adequate time to work an order. However, by providing this information, we are not representing that such evaluation has been confirmed by actual trades or that a market exists or will exit for this security now or in the future. You should understand that our evaluation does not represent a bid by Bear Stearns or any other
person and it may vary from the value Bear Stearns assigns such security while in our inventory. Additionally, you should consider that under adverse market conditions and/or deteriorating credit conditions in the collateral underlying the CBO, a distressed or forced sale of this instrument could result in proceeds that are far less than the evaluation provided.

BEAR STEARNS

FASTrader
CWALT-049T1 A4 (TA)

CWALT-049T1 A4 (TA)

Dated Date:	5/1/04	**Pricing**	
Trade Date:	1/1/01	WAC:	.00
Settle Date:	5/27/04	WAM:	.00
Date of 1st CF:	6/25/04	Type:	
Pmts Per Year:		**Collateral**	
Manager:		Cumulative Prepayment	
Face:	.00		
Speed Assumpt.:			

Monthly Prepayment
Date PSA CPR

Deal Comments

Tranche Details

Des:	A4	P-Des:	A4
Cusip:		Description:	SENIOR
Orig. Bal:	$1,331,000.00	Current Bal:	$1,331,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	5.50	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas
Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.10	1.26	1.53	2.10	2.93	3.36	4.02	4.36	4.62	4.83
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	5.01	5.13	5.24	5.33	5.42	5.48	5.55	5.61	5.77	5.83

Settlement Date: 5/28/2004 Valuation Date: 5/18/2004 Yield Curve: USD Swap

Results

Prepay Accrued Int.			0% CPR 211740.37	FCWALT-049T1/V50 ACPR 211740.37	FCWALT-049T1/V100 ACPR 211740.37	FCWALT-049T1/V150 ACPR 211740.37	FCWALT-049T1/V200 ACPR 211740.37
Price	99:19	Yield	5.57	5.57	5.59	5.60	5.61
Price	99:23	Yield	5.56	5.55	5.51	5.48	5.45
Price	99:27	Yield	5.55	5.54	5.44	5.37	5.29
Price	99:31	Yield	5.54	5.52	5.36	5.25	5.14
Price	100: 3	Yield	5.53	5.50	5.29	5.13	4.98
Price	100: 7	Yield	5.52	5.49	5.21	5.02	4.82
Price	100:11	Yield	5.51	5.47	5.14	4.90	4.66

Vector Name	Vector Description
FCWALT-049T1/V100	**SEE ATTACHED**
FCWALT-049T1/V150	**SEE ATTACHED**
FCWALT-049T1/V200	**SEE ATTACHED**
FCWALT-049T1/V50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
FCWALT-049T1 A4 (TA)	100.00	$1,331,000.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

BEAR STEARNS

FASTrader
CWALT-049T1 A4 (TA)

Settlement Date: 5/28/2004 Valuation Date: 5/18/2004 Yield Curve: USD Swap

CWALT-049T1 A4 (TA)

Dated Date:	5/1/04	Pricing	
Trade Date:	1/1/01	WAC:	.00
Settle Date:	5/27/04	WAM:	.00
Date of 1st CF:	6/25/04	Type:	
Pmts Per Year:		Collateral	
Manager:		Cumulative Prepayment	
Face:	.00		
Speed Assumpt.:			

Monthly Prepayment

Date PSA CPR

Deal Comments

Tranche Details

Des:	A4	P-Des:	A4
Cusip:		Description:	SENIOR
Orig. Bal:	$1,331,000.00	Current Bal:	$1,331,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	5.50	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.11	1.26	1.53	2.03	2.93	3.56	4.02	4.36	4.62	4.83
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	5.01	5.13	5.24	5.33	5.42	5.48	5.55	5.61	5.77	5.83

Results

Prepay Accrued Int.			0% CPR 211740.37	FCWALT-049T1/V50 ACPR 211740.37	FCWALT-049T1/V100 ACPR 211740.37	FCWALT-049T1/V150 ACPR 211740.37	FCWALT-049T1/V200 ACPR 211740.37
Price	99:19	Yield	5.57	5.57	5.59	5.60	5.61
Price	99:23	Yield	5.56	5.55	5.51	5.48	5.45
Price	99:27	Yield	5.55	5.54	5.44	5.37	5.29
Price	99:31	Yield	5.54	5.52	5.36	5.25	5.14
Price	100: 3	Yield	5.53	5.50	5.29	5.13	4.98
Price	100: 7	Yield	5.52	5.49	5.21	5.02	4.82
Price	100:11	Yield	5.51	5.47	5.14	4.90	4.66

Vector Name	Vector Description
FCWALT-049T1/V100	**SEE ATTACHED**
FCWALT-049T1/V150	**SEE ATTACHED**
FCWALT-049T1/V200	**SEE ATTACHED**
FCWALT-049T1/V50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
FCWALT-049T1 A4 (TA)	100.00	$1,331,000.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

BEAR STEARNS

FASTrader
CWALT-049T1 A1 (Y1)

CWALT-049T1 A1 (Y1)

Dated Date:	5/1/04	**Pricing**
Trade Date:	1/1/01	WAC: .00
Settle Date:	5/27/04	WAM: .00
Date of 1st CF:	6/25/04	Type:
Pmts Per Year:		**Collateral**
Manager:		Cumulative Prepayment
Fee:	.00	
Speed Assumpt.:		
Monthly Prepayment		
Date PSA CPR		

Deal Comments

Tranche Details

Des:	A1	F-Des:	A1
Cusip:		Description:	SENIOR
Orig. Bal:	121,077,273.00	Current Bal:	121,077,273.00
Factor:	1.00	As of:	1/1/01
Coupon:	5.25	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/02
Delay Days:	24	Stated Mat:	
Current Fac:		Original Fac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.10	1.26	1.53	2.10	2.93	3.56	4.02	4.36	4.62	4.80
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	5.00	5.13	5.24	5.33	5.42	5.48	5.55	5.61	5.77	5.83

Settlement Date: 5/28/2004 Valuation Date: 5/18/2004 Yield Curve: USD Swap

Results

Prepay Accrued Int.			0% CPR 476741.76	FCWALT-049T1/V50 ACPR 476741.76	FCWALT-049T1/V100 ACPR 476741.76	FCWALT-049T1/V150 ACPR 476741.76	FCWALT-049T1/V200 ACPR 476741.76
Price	101:1	Yield	5.16	4.88	4.87	4.78	4.64
Price	101:5	Yield	5.15	4.84	4.83	4.74	4.58
Price	101:9	Yield	5.13	4.80	4.79	4.69	4.53
Price	101:13	Yield	5.12	4.76	4.75	4.64	4.47
Price	101:17	Yield	5.11	4.72	4.71	4.60	4.41
Price	101:21	Yield	5.09	4.68	4.68	4.55	4.35
Price	101:25	Yield	5.08	4.65	4.64	4.50	4.29

Vector Name	Vector Description
FCWALT-049T1/V100	**SEE ATTACHED**
FCWALT-049T1/V150	**SEE ATTACHED**
FCWALT-049T1/V200	**SEE ATTACHED**
FCWALT-049T1/V50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
FCWALT-049T1 A1 (Y1)	100.00	121,077,273.00

*** Vectors have been used in one or more scenarios. ***

*** *Please see attached document for detailed scenario assumptions used.* ***

BEAR STEARNS

FASTrader
CWALT-049T1 A6 (CC)

05/18/2004 9:05
FMoy

Settlement Date: 5/28/2004 Valuation Date: 5/18/2004 Yield Curve: USD Swap

CWALT-049T1 A6 (CC)

Dated Date:	5/1/04	**Pricing**
Trade Date:	1/1/01	WAC: .00
Settle Date:	5/27/04	WAM: .00
Date of 1st CF:	6/25/04	Type:
Pmts Per Year:		**Collateral**
Manager:		Cumulative Prepayment
Face:	.00	
Speed Assumpt.:		

Monthly Prepayment

Date PSA CPR

Deal Comments

Tranche Details

Des:	A6	P-Des:	A6
Cusip:		Description:	SENIOR
Orig. Bal:	1,000,000.00	Current Bal:	1,000,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	6.00	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Fac:		Original Fac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.10	1.26	1.53	2.03	2.93	3.56	4.02	4.36	4.63	4.83
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	5.00	5.13	5.24	5.33	5.42	5.48	5.55	5.61	5.77	5.83

Results

Prepay			0% CPR	FCWALT-049T1/V50 ACPR	FCWALT-049T1/V100 ACPR	FCWALT-049T1/V150 ACPR	FCWALT-049T1/V200 ACPR
Accrued Int.			4500.00	4500.00	4500.00	4500.00	4500.00
Price	96:20	Yield	6.30	6.31	6.37	17.41	24.67
Price	96:24	Yield	6.29	6.30	6.35	16.91	23.85
Price	96:28	Yield	6.28	6.29	6.34	16.42	23.02
Price	97:0	Yield	6.27	6.28	6.33	15.92	22.20
Price	97:4	Yield	6.26	6.27	6.32	15.43	21.39
Price	97:8	Yield	6.25	6.26	6.30	14.94	20.58
Price	97:12	Yield	6.24	6.25	6.29	14.46	19.77

Vector Name	Vector Description
FCWALT-049T1/V100	**SEE ATTACHED**
FCWALT-049T1/V150	**SEE ATTACHED**
FCWALT-049T1/V200	**SEE ATTACHED**
FCWALT-049T1/V50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
FCWALT-049T1 A6 (CC)	100.00	1,000,000.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

BEAR STEARNS

FASTrader

CWALT-049T1 A10 (PP)

CWALT-049T1 AA (PP)

Dated Date:	5/1/04	**Pricing**	
Trade Date:	1/1/01	WAC:	.00
Settle Date:	5/27/04	WAM:	.00
Date of 1st CF:	6/25/04	Type:	
Pmts Per Year:		**Collateral**	
Manager:		Cumulative Prepayment	
Face:	.00		
Speed Assumpt.:			

Monthly Prepayment

Date PSA CPR

Deal Comments

Tranche Details

Des:	AA	P-Des:	AA
Cusip:		Description:	SENIOR
Orig. Bal:	416,667.00	Current Bal:	416,667.00
Factor:	1.00	As of:	1/1/01
Coupon:	.00	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.10	1.26	1.53	2.03	2.93	3.56	4.02	4.36	4.62	4.83
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	5.00	5.13	5.24	5.33	5.42	5.48	5.55	5.61	5.77	5.83

Settlement Date: 5/28/2004 Valuation Date: 5/18/2004 Yield Curve: USD Swap

Results

Prepay			0% CPR	FCWALT-049T1/V50 ACPR	FCWALT-049T1/V100 ACPR	FCWALT-049T1/V150 ACPR	FCWALT-049T1/V200 ACPR
Accrued Int.			.00	.00	.00	.00	.00
Price	69:20	Yield	1.22	1.34	2.09	184.44	376.71
Price	69:24	Yield	1.22	1.33	2.08	183.16	373.60
Price	69:28	Yield	1.21	1.32	2.07	181.89	370.52
Price	70:0	Yield	1.21	1.32	2.06	180.63	367.46
Price	70:4	Yield	1.20	1.31	2.05	179.37	364.42
Price	70:8	Yield	1.19	1.30	2.04	178.12	361.41
Price	70:12	Yield	1.19	1.30	2.03	176.87	358.42

Vector Name	Vector Description
FCWALT-049T1/V100	**SEE ATTACHED**
FCWALT-049T1/V150	**SEE ATTACHED**
FCWALT-049T1/V200	**SEE ATTACHED**
FCWALT-049T1/V50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
FCWALT-049T1 AA (PP)	100.00	416,667.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

BEAR STEARNS

FASTrader

CWALT-049T1 A3 (S)

Settlement Date: 5/28/2004 Valuation Date: 5/18/2004 Yield Curve: USD Swap

CWALT-049T1 A3 (S)

Dated Date:	5/1/04
Trade Date:	1/1/01
Settle Date:	5/27/04
Date of 1st CF:	6/25/04
Pmts Per Year:	
Manager:	
Face:	.00
Special Assumpt.:	

Monthly Prepayment

Date PSA CPR

Pricing

WAC: .00
WAM: .00
Type:

Collateral

Cumulative Prepayment

Deal Comments

Tranche Details

Des:	A3	P-Des:	A3
Cusip:		Description:	Inverse
Orig. Bal:	12,107,727.00	Current Bal:	12,107,727.00
Factor:	1.00	As of:	1/1/01
Coupon:	6.55	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	6/23/04
Delay Days:	0	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

-1.0000 x 1-mo LIBOR + 7.6500 Cap 7.6500 @ 0.0000 Floor 0.0000 @ 7.6500

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.10	1.26	1.53	2.03	2.93	3.56	4.02	4.36	4.62	4.83
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	5.00	5.13	5.24	5.33	5.43	5.48	5.55	5.61	5.77	5.83

Results

1M_LIB Prepay Accrued Int.			1.10000 0% CPR 6608.80	1.10000 FCWALT-049T1/V50 ACPR 6608.80	1.10000 FCWALT-049T1/V100 ACPR 6608.80	1.10000 FCWALT-049T1/V150 ACPR 6608.80	1.10000 FCWALT-049T1/V200 ACPR 6608.80
Price	9:22	Yield	74.65	52.67	50.75	46.88	35.55
Price	9:26	Yield	73.53	51.53	49.65	45.70	34.27
Price	9:30	Yield	72.43	50.42	48.57	44.55	33.02
Price	10: 2	Yield	71.37	49.34	47.52	43.43	31.80
Price	10: 6	Yield	70.34	48.29	46.50	42.34	30.61
Price	10:10	Yield	69.33	47.26	45.51	41.28	29.45
Price	10:14	Yield	68.35	46.26	44.54	40.24	28.31

Vector Name	Vector Description
FCWALT-049T1/V100	**SEE ATTACHED**
FCWALT-049T1/V150	**SEE ATTACHED**
FCWALT-049T1/V200	**SEE ATTACHED**
FCWALT-049T1/V50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
FCWALT-049T1 A3 (S)	100.00	12,107,727.00

*** Vectors have been used in one or more scenarios. ***

*** *Please see attached document for detailed scenario assumptions used.* ***

BEAR STEARNS

FASTrader

CWALT-049T1 A13 (L)

CWALT-049T1 AD (L)

Dated Date:	5/1/04	Pricing	
Trade Date:	1/1/01	WAC:	.00
Settle Date:	5/27/04	WAM:	.00
Date of 1st CF:	6/25/04	Type:	
Pmts Per Year:		Collateral	
Manager:		Cumulative Prepayment	
Fees:	.00		
Speed Assumpt.:			

Monthly Prepayment
Date PSA CPR

Deal Comments

Tranche Details

Des:	AD	P-Des:	AD
Cusip:		Description:	NAS
Orig. Bal:	10,000,000.00	Current Bal:	10,000,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	5.50	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas
Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.10	1.26	1.53	2.03	2.91	3.54	4.00	4.34	4.60	4.81
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.98	5.11	5.22	5.31	5.40	5.47	5.53	5.60	5.76	5.82

Settlement Date: 5/28/2004 Valuation Date: 5/18/2004 Yield Curve: USD Swap

Results

Prepay Accrued Int.			0% CPR 41250.00	FCWALT-049T1/V50 ACPR 41250.00	FCWALT-049T1/V100 ACPR 41250.00	FCWALT-049T1/V150 ACPR 41250.00	FCWALT-049T1/V200 ACPR 41250.00
Price	98: 3+	Yield	5.69	5.73	5.76	5.80	5.89
Price	98: 7+	Yield	5.68	5.72	5.74	5.78	5.86
Price	98:11+	Yield	5.67	5.70	5.73	5.76	5.84
Price	98:15+	Yield	5.66	5.69	5.71	5.74	5.81
Price	98:19+	Yield	5.65	5.68	5.69	5.72	5.78
Price	98:23+	Yield	5.64	5.66	5.68	5.70	5.76
Price	98:27+	Yield	5.63	5.65	5.66	5.68	5.73

Vector Name	Vector Description
FCWALT-049T1/V100	**SEE ATTACHED**
FCWALT-049T1/V150	**SEE ATTACHED**
FCWALT-049T1/V200	**SEE ATTACHED**
FCWALT-049T1/V50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
FCWALT-049T1 AD (L)	100.00	10,000,000.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

BEAR STEARNS

FASTrader

CWALT-049T1 A11 (LA)

CWALT-049T1 AB (LA)

Dated Date:	5/1/04	**Pricing**
Trade Date:	1/1/01	WAC: .00
Settle Date:	5/27/04	WAM: .00
Date of 1st CF:	6/25/04	Type:
Pmts Per Year:		**Collateral**
Manager:		Cumulative Prepayment
Fact:	.10	
Speed Assumps.:		
Monthly Prepayment		
Date PSA CPR		

Deal Comments

Tranche Details

Ocs:	AB	P-Des:	AB
Cusip:		Description:	NAS
Orig. Bal:	14,650,000.00	Current Bal:	14,650,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	5.50	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Fac:		Original Fac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.10	1.26	1.53	2.00	2.92	3.55	4.00	4.35	4.61	4.82
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.99	5.13	5.23	5.32	5.41	5.47	5.54	5.60	5.76	5.82

Settlement Date: 5/28/2004 Valuation Date: 5/18/2004 Yield Curve: USD Swap

Results

Prepay Accrued Int.			0% CPR 60431.25	FCWALT-049T1/V50 ACPR 60431.25	FCWALT-049T1/V100 ACPR 60431.25	FCWALT-049T1/V150 ACPR 60431.25	FCWALT-049T1/V200 ACPR 60431.25
Price	97:31	Yield	5.71	5.75	5.78	5.82	5.92
Price	98: 3	Yield	5.70	5.73	5.76	5.80	5.89
Price	98: 7	Yield	5.69	5.72	5.75	5.78	5.87
Price	98:11	Yield	5.67	5.71	5.73	5.76	5.84
Price	98:15	Yield	5.66	5.69	5.71	5.74	5.81
Price	98:19	Yield	5.65	5.68	5.70	5.72	5.79
Price	98:23	Yield	5.64	5.66	5.68	5.70	5.76

Vector Name	Vector Description
FCWALT-049T1/V100	**SEE ATTACHED**
FCWALT-049T1/V150	**SEE ATTACHED**
FCWALT-049T1/V200	**SEE ATTACHED**
FCWALT-049T1/V50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
FCWALT-049T1 AB (LA)	100.00	14,650,000.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

BEAR STEARNS

FASTrader

CWALT-049T1 A4 (TA)

Settlement Date: 5/28/2004 Valuation Date: 5/18/2004 Yield Curve: USD Swap

CWALT-049T1 A4 (TA)

Dated Date:	5/1/04
Trade Date:	1/1/01
Settle Date:	5/27/04
Date of 1st CF:	6/25/04
Pmts Per Year:	
Manager:	
Fees:	.00
Speed Assumpt.:	

Pricing

WAC: .00
WAM: .00
Type:

Collateral

Cumulative Prepayment

Monthly Prepayment

Date PSA CPR

Deal Comments

Tranche Details

Des:	A4	P-Des:	A4
Cusip:		Description:	SENIOR
Orig. Bal:	51,331,000.00	Current Bal:	51,331,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	5.50	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.10	1.26	1.53	2.03	2.92	3.56	4.01	4.35	4.61	4.83
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.98	5.13	5.23	5.32	5.41	5.47	5.53	5.60	5.76	5.82

Results

Prepay Accrued Int.			0% CPR 211740.37	FCWALT-049T1/V50 ACPR 211740.37	FCWALT-049T1/V100 ACPR 211740.37	FCWALT-049T1/V150 ACPR 211740.37	FCWALT-049T1/V200 ACPR 211740.37
Price	99:7	Yield	5.59	5.62	5.81	5.95	6.10
Price	99:11	Yield	5.59	5.60	5.74	5.84	5.93
Price	99:15	Yield	5.58	5.59	5.66	5.72	5.77
Price	99:19	Yield	5.57	5.57	5.59	5.60	5.61
Price	99:23	Yield	5.56	5.55	5.51	5.48	5.45
Price	99:27	Yield	5.55	5.54	5.44	5.37	5.29
Price	99:31	Yield	5.54	5.52	5.36	5.25	5.14

Vector Name	Vector Description
FCWALT-049T1/V100	**SEE ATTACHED**
FCWALT-049T1/V150	**SEE ATTACHED**
FCWALT-049T1/V200	**SEE ATTACHED**
FCWALT-049T1/V50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
FCWALT-049T1 A4 (TA)	100.00	51,331,000.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

BEAR STEARNS

FASTrader

CWALT-049T1 A8 (TT)

Settlement Date: 5/28/2004 Valuation Date: 5/18/2004 Yield Curve: USD Swap

CWALT-049T1 A8 (TT)

Dated Date:	5/1/04	**Pricing**
Trade Date:	1/1/01	WAC: .00
Settle Date:	5/27/04	WAM: .00
Date of 1st CF:	6/25/04	Type:
Pmts Per Year:		**Collateral**
Manager:		Cumulative Prepayment
Face:	.00	
Speed Assumpt.:		

Monthly Prepayment
Date PSA CPR

Deal Comments

Tranche Details

Des:	All	P-Des:	All
Cusip:		Description:	TTIB
Orig. Bal:	286,667.00	Current Bal:	286,667.00
Factor:	1.00	As of:	1/1/01
Coupon:	10.00	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	6/1/04
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

-10.0000 x 1-mo LIBOR + 60.0000 Cap 10.0000 @ 5.0000 Floor 0.0000 @ 6.0000

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.10	1.26	1.53	2.10	2.91	3.55	4.10	4.35	4.61	4.82
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.99	5.12	5.23	5.32	5.41	5.47	5.54	5.60	5.76	5.82

Results

1M_LIB Prepay Accrued Int.			1.10000 0% CPR 2150.00	1.10000 FCWALT-049T1/V50 ACPR 2150.00	1.10000 FCWALT-049T1/V100 ACPR 2150.00	1.10000 FCWALT-049T1/V150 ACPR 2150.00	1.10000 FCWALT-049T1/V200 ACPR 2150.00
Price	96:20	Yield	10.52	10.52	10.56	20.74	27.43
Price	96:24	Yield	10.50	10.51	10.55	20.24	26.59
Price	96:28	Yield	10.49	10.49	10.53	19.73	25.76
Price	97:0	Yield	10.47	10.48	10.51	19.23	24.93
Price	97:4	Yield	10.46	10.46	10.50	18.73	24.10
Price	97:8	Yield	10.44	10.45	10.48	18.24	23.28
Price	97:12	Yield	10.43	10.43	10.46	17.74	22.47

Vector Name	Vector Description
FCWALT-049T1/V100	**SEE ATTACHED**
FCWALT-049T1/V150	**SEE ATTACHED**
FCWALT-049T1/V200	**SEE ATTACHED**
FCWALT-049T1/V50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
FCWALT-049T1 A8 (TT)	100.00	286,667.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

BEAR STEARNS

FASTrader

CWALT-049T1 A9 (SA)

CWALT-049T1 A9 (SA)

Dated Date:	5/1/04	Pricing	
Trade Date:	1/1/01	WAC:	.00
Settle Date:	5/17/04	WAM:	.00
Date of 1st CF:	6/25/04	Type:	
Pmts Per Year:		Collateral	
Manager:		Cumulative Prepayment	
Fees:	.00		
Speed Assumpt.:			

Monthly Prepayment

Date PSA CPR

Deal Comments

Tranche Details

Des:	A9	P-Des:	A9
Cusip:		Description:	Inverse
Orig. Bal:	430,000.00	Current Bal:	430,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	26.00	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	6/1/04
Delay Days:	24	Stated Mat:	
Current Pen:		Original Pen:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

-6.6667 x 1-mo LIBOR + 33.3333 Cap 33.3333 @ 0.0000 Floor 0.0000 @ 5.0000

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.10	1.26	1.53	2.03	2.92	3.55	4.00	4.35	4.61	4.82
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.99	5.12	5.23	5.32	5.41	5.47	5.54	5.60	5.76	5.82

Settlement Date: 5/28/2004 Valuation Date: 5/18/2004 Yield Curve: USD Swap

Results

1M_LIB Prepay Accrued Int.			1.10000 0% CPR 8385.00	1.10000 FCWALT-049T1/V50 ACPR 8385.00	1.10000 FCWALT-049T1/V100 ACPR 8385.00	1.10000 FCWALT-049T1/V150 ACPR 8385.00	1.10000 FCWALT-049T1/V200 ACPR 8385.00
Price	96:20	Yield	27.93	27.93	27.94	34.37	38.58
Price	96:24	Yield	27.90	27.90	27.90	33.83	37.71
Price	96:28	Yield	27.86	27.86	27.86	33.29	36.84
Price	97:0	Yield	27.82	27.82	27.83	32.76	35.97
Price	97:4	Yield	27.78	27.78	27.79	32.22	35.11
Price	97:8	Yield	27.75	27.75	27.75	31.69	34.25
Price	97:12	Yield	27.71	27.71	27.71	31.16	33.40

Vector Name	Vector Description
FCWALT-049T1/V100	**SEE ATTACHED**
FCWALT-049T1/V150	**SEE ATTACHED**
FCWALT-049T1/V200	**SEE ATTACHED**
FCWALT-049T1/V50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
FCWALT-049T1 A9 (SA)	100.00	430,000.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

BEAR STEARNS

FASTrader

CWALT-049T1 A7 (FA)

CWALT-049T1 A7 (FA)

Dated Date:	5/1/04	**Pricing**	
Trade Date:	1/1/01	WAC:	.00
Settle Date:	5/27/04	WAM:	.00
Date of 1st CF:	6/25/04	Type:	
Pmts Per Year:		**Collateral**	
Manager:		Cumulative Prepayment	
Face:	.00		
Speed Assumpt.:			

Monthly Prepayment

Date PSA CPR

Deal Comments

Tranche Details

Des:	A7	P-Des:	A7
Cusip:		Description:	Floater
Orig. Bal:	2,866,666.00	Current Bal:	2,866,666.00
Factor:	1.00	As of:	1/1/01
Coupon:	2.60	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	6/1/04
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

1.0000 x 1-mo LIBOR + 1.5000 Cap 7.5000 @ 6.0000 Floor 1.5000 @ 0.0000

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.10	1.26	1.53	2.03	2.92	3.53	4.01	4.35	4.62	4.82
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.99	5.12	5.23	5.32	5.41	5.48	5.54	5.60	5.76	5.82

Settlement Date: 5/28/2004 Valuation Date: 5/18/2004 Yield Curve: USD Swap

Results

1M_LIB Prepay Accrued Int.			1.10000 0% CPR 5590.00	1.10000 FCWALT-049T1/V50 ACPR 5590.00	1.10000 FCWALT-049T1/V100 ACPR 5590.00	1.10000 FCWALT-049T1/V150 ACPR 5590.00	1.10000 FCWALT-049T1/V200 ACPR 5590.00
Price	96:20	Yield	2.77	2.78	2.85	14.60	22.35
Price	96:24	Yield	2.77	2.78	2.84	14.11	21.53
Price	96:28	Yield	2.76	2.77	2.83	13.62	20.71
Price	97: 0	Yield	2.75	2.76	2.82	13.13	19.90
Price	97: 4	Yield	2.75	2.76	2.81	12.65	19.09
Price	97: 8	Yield	2.74	2.75	2.80	12.17	18.29
Price	97:12	Yield	2.74	2.74	2.79	11.69	17.49

Vector Name	Vector Description
FCWALT-049T1/V100	**SEE ATTACHED**
FCWALT-049T1/V150	**SEE ATTACHED**
FCWALT-049T1/V200	**SEE ATTACHED**
FCWALT-049T1/V50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
FCWALT-049T1 A7 (FA)	100.00	2,866,666.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.2

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWALT, INC.

ALTERNATIVE LOAN TRUST 2004-9T1
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2004-9T1

CWALT 2004-9T1 - Price/Yield - B2

Balance	$1,016,000.00	Delay	24	WAC	5.931243	WAM	357
Coupon	5.5	Dated	5/1/2004	NET	5.670683	WALA	0
Settle	5/27/2004	First Paym	6/25/2004				

Price	*5 CPR*	*10 CPR*	*15 CPR*	*20 CPR*	*25 CPR*	*30 CPR*	*35 CPR*	*40 CPR*	*45 CPR*	*50 CPR*
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
86-10	7.15	7.34	7.49	7.61	7.72	7.81	7.90	8.14	8.44	8.79
86-14	7.14	7.32	7.47	7.59	7.69	7.78	7.88	8.11	8.41	8.76
86-18	7.12	7.30	7.45	7.57	7.67	7.76	7.85	8.08	8.38	8.73
86-22	7.10	7.28	7.43	7.55	7.65	7.74	7.83	8.06	8.35	8.69
86-26	7.09	7.26	7.41	7.53	7.63	7.71	7.80	8.03	8.32	8.66
86-30	7.07	7.25	7.39	7.51	7.61	7.69	7.78	8.00	8.29	8.63
87-02	7.06	7.23	7.37	7.49	7.58	7.67	7.76	7.98	8.26	8.59
87-06	7.04	7.21	7.35	7.46	7.56	7.65	7.73	7.95	8.23	8.56
87-10	7.02	7.19	7.33	7.44	7.54	7.62	7.71	7.92	8.20	8.53
87-14	7.01	7.17	7.31	7.42	7.52	7.60	7.69	7.90	8.18	8.50
87-18	6.99	7.15	7.29	7.40	7.50	7.58	7.66	7.87	8.15	8.46
87-22	6.97	7.14	7.27	7.38	7.47	7.55	7.64	7.85	8.12	8.43
87-26	6.96	7.12	7.25	7.36	7.45	7.53	7.61	7.82	8.09	8.40
87-30	6.94	7.10	7.23	7.34	7.43	7.51	7.59	7.79	8.06	8.37
88-02	6.92	7.08	7.21	7.32	7.41	7.49	7.57	7.77	8.03	8.33
88-06	6.91	7.06	7.19	7.30	7.39	7.46	7.54	7.74	8.00	8.30
88-10	6.89	7.05	7.17	7.28	7.36	7.44	7.52	7.72	7.97	8.27